Exhibit 77(i)

Terms of New or Amended Securities

At the November 14, 2008 Board Meeting, the Board of Trustees of ING Mutual Funds (“IMF”) approved the renewal of the Service and Distribution Plan Waiver Letter under which ING Funds Distributor, LLC (“ING Funds Distributor”) waives fees with respect to ING Emerging Countries Fund. The Service and Distribution Plan Waiver Letter continues the arrangement with ING Funds Distributor to waive 0.10% with respect to Class A shares. The Waiver Letters were renewed for an additional one-year period, May 1, 2008 through December 31, 2009.  At the March 27, 2009 Meeting, the Board of Trustees of IMF approved the extension of the term of the Service and Distribution Plan Waiver Letter for Class A shares of ING Emerging Countries Fund through March 1, 2010.